

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2018

James Monroe, III
Executive Chairman
Globalstar, Inc.
300 Holiday Square Boulevard
Covington, Louisiana 70433

   Re: Globalstar, Inc.
     Form 10-K for the Year Ended December 31, 2017
     Filed February 23, 2018
     File No. 001-33117

Dear Mr. Monroe:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Telecommunications

cc: Arthur McMahon, III, Esq.